zSpace, Inc.

2050 Gateway Place

Suite 100-302

San Jose, CA 95110

November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	zSpace, Inc. (the “Company”)

Registration Statement on Form S-1 originally filed June 24, 2024

(File No. 333-280427) (as amended, the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on November 5, 2024, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement for November 7, 2024 at 5:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and the Company hereby formally withdraws its request for acceleration of the effective date.

Additionally, the Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. eastern time on Tuesday, November 12, 2024, or as soon thereafter as practicable. If there is any change in the acceleration request, the Company will promptly notify you of the change, in which case the Company may make an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact M. Ali Panjwani, Esq., at (212) 326-0820, from the Company’s legal counsel, Pryor Cashman LLP.

Very truly yours,

zSpace, Inc.

By:	/s/ Paul Kellenberger
Name:	Paul Kellenberger
Title:	CEO

cc:	M. Ali Panjwani, Esq.

Pryor Cashman LLP